Filed pursuant to Rule 424(b)(5)

Registration No. 333-260758

Supplement No. 2 dated November 3, 2023

To Prospectus Supplement dated November 4, 2021

as supplemented by Supplement No 1., dated February 25, 2022

(To Prospectus dated November 4, 2021)

$300,000,000

Watsco, Inc.

Common stock

This supplement no. 2, referred to as this Supplement, supplements certain information contained in the prospectus supplement dated November 4, 2021, as supplemented by supplement no. 1 dated February 25, 2022, referred to as the prospectus supplement, relating to the issuance and sale of shares of our Common stock, par value $0.50 per share, referred to as the Common stock, having an aggregate gross sales price of up to $300,000,000 from time to time through Robert W. Baird & Co. Incorporated, referred to as Baird, acting as agent or principal, in negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, referred to as the Securities Act, including sales made directly on the New York Stock Exchange, or the NYSE, or sales made to or through a market maker other than on an exchange. This Supplement should be read in conjunction with the prospectus supplement and the prospectus dated November 4, 2021 to which the prospectus supplement relates. Capitalized terms used in this Supplement and not defined herein have the respective meanings ascribed to such terms in the prospectus supplement. This Supplement amends only those sections of the prospectus supplement contained in this Supplement; all other sections of the prospectus supplement remain unchanged.

This Supplement is being filed to reflect the second amendment and restatement on November 3, 2023, of that certain amended and restated sales agreement dated February 25, 2022, which we refer to as the second amended and restated sales agreement, between us and Baird, which removes Goldman Sachs & Co. LLC, referred to as Goldman Sachs, as an agent under the second amended and restated sales agreement. Accordingly, each reference to the term “agents” in the prospectus supplement is hereby amended to refer to “agent” and shall not include Goldman Sachs and each reference to the term “amended and restated sales agreement” in the prospectus supplement is hereby amended to refer to the second amended and restated sales agreement.

As of the date of this Supplement, we have sold 45,000 shares of our Common stock under the amended and restated sales agreement for an aggregate gross sales price of $15,255,000; consequently, shares of Common stock having an aggregate gross sales price of $284,745,000 currently remain available for sale under the second amended and restated sales agreement, the prospectus supplement, this Supplement and the accompanying prospectus.

Our Common stock is listed on the New York Stock Exchange under the ticker symbol “WSO.” On November 2, 2023, the last reported sale price for our Common stock was $361.93 per share.

Investing in our securities involves risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS SUPPLEMENT, THE PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Baird

The date of this Supplement is November 3, 2023.

The following section of the prospectus supplement is hereby amended and restated as follows:

PLAN OF DISTRIBUTION

We have entered into a second amended and restated sales agreement, dated November 3, 2023, with Robert W. Baird & Co. Incorporated, the agent, which amends and restates that certain amended and restated sales agreement, dated February 25, 2022, under which we may from time to time offer and sell shares of our Common stock having an aggregate gross sales price of up to $300,000,000. The second amended and restated sales agreement amends and restates the amended and restated sales agreement under our shelf registration statement on Form S-3 (File No. 333-260758), to remove references to Goldman Sachs & Co. LLC as an agent thereunder. As of November 3, 2023, we had sold 45,000 shares of our Common stock under the amended and restated sales agreement for an aggregate gross sales price of $15,255,000; consequently, shares of Common stock having an aggregate gross sales price of $284,745,000 currently remain available for sale pursuant to the second amended and restated sales agreement and under the prospectus supplement, this Supplement and the accompanying prospectus. Further sales of shares of our Common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange, or in negotiated transactions, which may include block trades.

The offering of the shares of our Common stock by the agent is subject to receipt and acceptance of written instructions and subject to the agent’s right to decline any order in whole or in part. Upon its acceptance of a placement notice from us, the agent will use its commercially reasonable efforts consistent with its normal sales and trading practices to solicit offers to purchase shares of our Common stock up to the amount specified, and in accordance with the terms and conditions set forth in the second amended and restated sales agreement. The placement notice that we deliver will set forth the number of shares to be issued, the time period during which sales are requested to be made by the agent, any limitation on the number of shares that may be sold in any one trading day and any minimum price below which sales may not be made. We or the agent may suspend the offering of shares of our Common stock upon proper notice and subject to other conditions. There is no arrangement for funds to be received in an escrow, trust or similar account. Sales of shares of our Common stock as contemplated by this prospectus supplement will be settled through the facilities of DTC.

The agent will provide written confirmation to us no later than the opening of the trading day on the NYSE on the day following the trading day on which shares of our Common stock were sold under the second amended and restated sales agreement. Each confirmation will include the number of shares sold on the relevant day, the net proceeds to us and the compensation payable by us to the agent in connection with the sales.

We will pay the agent commissions for its services in acting as agent and/or principal in the sale of shares of our Common stock. The agent will be entitled to compensation of up to 2.0% of the gross sales price of all shares of Common stock sold through it pursuant to the second amended and restated sales agreement. We estimate that the total expenses for the offering, excluding compensation payable to the agent under the terms of the second amended and restated sales agreement, will be approximately $140,000, inclusive of the SEC registration fee.

We may also sell shares of our Common stock to the agent as principal for its own account at a price agreed upon at the time of sale. If we sell shares of our Common stock to the agent as principal, we will enter into a separate agreement with the agent setting forth the terms of such transaction, and, to the extent required by applicable law, we will describe this agreement in a separate prospectus supplement or pricing supplement.

We will report at least quarterly the number of shares of our Common stock sold through the agent under the second amended and restated sales agreement, the net proceeds to us and the compensation paid by us to the agent in connection with the sales of shares of our Common stock.

The agent and its affiliates have provided, and may in the future provide, various investment banking, commercial banking, fiduciary and advisory services for us from time to time for which they have received, and may in the future receive, customary fees and expenses. The agent and its affiliates may, from time to time, engage in other transactions with and perform services for us in the ordinary course of their business.

In the ordinary course of their business activities, the agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

In connection with the sale of shares of our Common stock on our behalf, the agent may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the agent may be deemed to be underwriting commissions or discounts. We have agreed to indemnify the agent against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the agent may be required to make because of those liabilities.

The offering of shares of our Common stock pursuant to the second amended and restated sales agreement will terminate upon the earlier of (1) the sale of shares of Common stock under the second amended and restated sales agreement having an aggregate gross sales price of $300,000,000 and (2) the termination of the second amended and restated sales agreement. The second amended and restated sales agreement may be terminated by the agent at any time by giving us three days’ notice, by us at any time, and by the agent at any time in certain circumstances, including the occurrence of a material adverse change in our company.

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